                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 5                                                      OMB APPROVAL
                                                   -----------------------------
[X] Check this box if no longer                    OMB NUMBER:  3235-0362
    subject to Section 16. Form 4                  Expires:  September 30, 1998
    or Form 5 obligations may                      Estimated average burden
    continue. See Instruction 1(b).                hours per response ...... 1.0
                                                   -----------------------------
[_] Form 3 Holdings Reported

[X] Form 4 Transactions Reported


              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940




1. Name and Address of Reporting Person*

Greco                                Michael                          H.
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  (Last)                             (First)                         (Middle)

442 South Main Street
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                                    (Street)

Davidson                             NC                               28036
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  (City)                             (State)                          (Zip)


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2. Issuer Name and Ticker or Trading Symbol

The WMF Group, Ltd (WMFG)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

May, 1999
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5. If Amendment, Date of Original   (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
       (Check all applicable)


                  Director                         10% Owner
           -----                           ------

                  Officer (give              X     Other (Specify
           -----           title below)    ------         below)

                   Former Executive Vice President, Capital Markets
                   ------------------------------------------------
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7. Individual or Joint/Group Reporting
                  (check applicable line)

 X  Form Filed by One Reporting Person
---

    Form Filed by More than One Reporting Person
---
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
                         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security        2. Trans-   3. Trans-      4. Securities Acquired (A)  5. Amount of        6. Ownership  7. Nature
   (Instr. 3)                  action      action         or Disposed of (D)          Securities          Form:         of Indirect
                               Date        Code                                       Beneficially        Direct        Beneficial
                                          (Instr. 8)      (Instr. 3,4 and 5)          Owned at end       (D) or         Ownership
                              (Month/                  --------------------------     Of Issuer's         Indirect     (Instr. 4)
                               Day/                     Amount   (A) or    Price      Fiscal Year        (I)
                               Year)                             (D)                 (Instr. 3 and 4)    (Instr. 4)
--------------------------  ----------  ------  ----   --------  ------    ------   ----------------   ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

* If the form is filed by more than one person, see instruction 4(b)(v).
                  (Print or Type Responses)


                                                                         (Over)
                                                                SEC 2270 (9/96)


                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security  2. Conversion    3. Transaction  4. Transaction    5. Number of Derivative      6. Date Exercisable
  (Instr. 3)                        or Exercise      Date            Code              Securities Acquired (A)      and Expiration
                                    Price of        (Month/Day/      (Instr. 8)        or Disposed of (D)           Date
                                    Derivative       Year)                            (Instr. 3, 4, and 5)         (Month/Day/
                                    Security                                                                        Year)
                                                                                    --------------------------   -------------------
                                                                                        (A)           (D)         Date    Expiration
                                                                                                                  Exer-   Date
                                                                                                                  cisable
-------------------------------  --------------   --------------  ---------------   --------------- ----------   -------------------
Options to acquire Common          $11.63            2/1/99             D                              43,500      (1)     2/16/08
Stock
-------------------------------  --------------   --------------  ---------------   --------------- ----------   -------------------
Options to acquire Common          $9.15             2/1/99             A                43,500                    (1)     2/16/08
Stock
-------------------------------  --------------   --------------  ---------------   --------------- ----------   -------------------

-------------------------------  --------------   --------------  ---------------   --------------- ----------   -------------------

-------------------------------  --------------   --------------  ---------------   --------------- ----------   -------------------

-------------------------------  --------------   --------------  ---------------   --------------- ----------   -------------------

-------------------------------  --------------   --------------  ---------------   --------------- ----------   -------------------

-------------------------------  --------------   --------------  ---------------   --------------- ----------   -------------------


7. Title and Amount of    8. Price of Derivative  9. Number of Derivative     10. Ownership of             11. Nature of
   Underlying Securities     Security (Instr. 5)     Securities Beneficially      Derivative Security;         Indirect Beneficial
  (Instr. 3 and 4)                                   Owned at End of Year         Direct (D) or                Ownership (Instr. 4)
                                                     (Instr. 4)                   Indirect (I) (Instr. 4)
------------------------
  Title       Amount or
              Number of
              Shares
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
Common Stock,  43,500              (2)                         O                         D
par value
$.01 per
share
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
Common Stock,  43,500              (2)                    17,400(3)                      D
par value
$.01 per
share
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Michael H. Greco                    May 10, 1999
-------------------------------         --------------
**Signature of Reporting Person         Date
  Michael H. Greco

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
                                                                  Page 2 of 3
                                                                 SEC 2270 (9/96)


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Name and Address of Reporting Person            Issuer Name and Ticker or Trading Symbol          Statement for Month/Year
Michael H. Greco                                     The WMF Group, Ltd. (WMFG)                           May, 1999
442 South Main Street
Davidson, North Carolina 28036
------------------------------------------------------------------------------------------------------------------------------------

1. Options were granted to Mr. Greco on February 16, 1998 to purchase common stock at a price of $11.63 per share, based on the closing price of the stock on February 13, 1998. The options were repriced on February 1, 1999 to provide for a per share price of $9.15. The options vested in 20% increments beginning on February 16, 1998, with the remaining options vesting on January 31 of the following four years.

2. On February 1, 1999, Mr. Greco exchanged options to acquire 43,500 shares of common stock at a price of $11.63 per share for options to acquire 43,500 shares of common stock at a price of $9.15 per share. The terms of the options are otherwise identical.

3. Mr. Greco terminated his employment with the Company on April 28, 1999. As a result, all of his unvested options expired and he retained only the 17,400 options that vested prior to that date.